Exhibit (a)(1)(B)

Alcatel-Lucent and Alcatel-Lucent USA Inc. announce Alcatel-Lucent USA Inc.’s offer to purchase 2.875% Series B convertible senior debentures due in 2025

Paris, France, May 14, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that on June 17, 2013, its wholly-owned subsidiary, Alcatel-Lucent USA Inc., will accept for purchase 2.875% Series B convertible senior debentures due in 2025 at the option of their holders.

Alcatel-Lucent USA is making the offer to purchase as required by the terms of the indenture governing the debentures. The purchase price will be $1,000 per $1,000 principal amount of debentures validly surrendered for purchase and not validly withdrawn, plus any accrued and unpaid interest.

Accrued interest on the debentures up to June 15, 2013*, will be paid on June 17, 2013 to those holding the debentures as of the close of business on June 1, 2013. Accordingly, Alcatel-Lucent USA expects that there will be no accrued and unpaid interest due as part of the purchase price.

If all outstanding debentures are surrendered for purchase, the nominal aggregate purchase price will be $765 million.

Debenture holders may exercise their option to require Alcatel-Lucent USA to purchase their debentures by complying with transmittal procedures prior to expiration of the tender offer on Wednesday, June 12, 2013.

During periods or events described in the indenture governing the debentures (including if Alcatel-Lucent USA calls the debentures for redemption), the debentures are convertible into American depositary shares of Alcatel-Lucent and cash in lieu of fractional depositary shares. The debentures currently are not eligible for conversion.

Debenture holders are advised that questions related to the surrender of debentures covered by the tender offer should be directed to BNY Mellon, the paying agent for the tender offer, at 212-815-5283.

*	Interest payment date under the indenture governing the debentures.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance. In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, in this press release regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance or future events, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

The statements in this press release are made as of May 14, 2013. Subsequent events or developments may cause our views to change.

Notwithstanding anything in this press release, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.